FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 14, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS RESULTS FOR THE 2008 FIRST QUARTER

 — Revenues increased 64.1% to $2.3 billion —

— Operating income increased 112.3% to $642 million —

— Net income increased 162.2% to $500 million, or $1.20 per ADR /diluted share —

Moscow, Russia – July 14, 2008 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and metals group, today announced financial results for the first quarter ended March 31, 2008.

Igor Zyuzin, Chief Executive Officer, commented, “Our final results for the 2008 first quarter came in as we expected, and reflect strong operational and financial performance.  Conditions in the markets we serve continue to be favorable and are driven by a combination of growth factors.  We are very pleased to have reported record revenue and we remain focused on the successful execution of our operating strategy.”

US$ thousand	1Q 2008	1Q 2007	Change Y-on-Y
Revenues	2,328,201	1,418,590	64.1%
Net operating income	642,139	302,489	112.3%
Net operating margin	27.58%	21.32%	—
Net income	500,009	190,709	162.2%
EBITDA*	853,097	339,772	151.1%
EBITDA margin	36.6%	24.0%	—

* See Attachment A.

Consolidated Results

Net revenue in the first quarter of 2008 rose by 64.1% to $2.3 billion from $1.4 billion in the first quarter of 2007. Operating income rose by 112.3% to $642.1 million, or 27.58% of net revenue, in the first quarter of 2008, compared to operating income of $302.5 million, or 21.32% of net revenue, in the first quarter of 2007.

For the first quarter of 2008, Mechel reported consolidated net income of $500 million, or $1.20 per ADR / diluted share, an increase of 162.2% over consolidated net income of $190.7 million, or $0.46 per ADR / diluted share, in the first quarter of 2007.

Consolidated EBITDA rose by 151.1% to $853 million in the first quarter of 2008, compared to $340 million in the first quarter of 2007.

Mining Segment Results

US$ thousand	1Q 2008	1Q 2007(1)	Change Y-on-Y
Revenues from external customers	856,033	409,259	109.2%
Intersegment sales	194,095	168,421	15.2%
Operating income	416,182	176,606	135.7%
Net income	302,728	106,969	183.0%
EBITDA*	512,899	198,305	158.6%
EBITDA margin(2)	48.8%	34.3%	—

* See Attachment A.

(1) - 1Q 2007 results have been recalculated to reflect the separate reporting for the power segment.

(2) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output

Product	1Q 2008, thousand tonnes	1Q 2008 vs. 1Q 2007
Coal	7,279	+ 60%
Coking coal	4,313	+ 94%
Steam coal	2,966	+ 27%
Iron ore concentrate	1,163	+ 6%
Nickel	4.4	+ 7%

Mining segment revenue from external customers for the first quarter of 2008 totaled $856 million, or 36.8% of consolidated net revenue, an increase of 109.2% over segment revenue from external customers of $409 million, or 28.8% of consolidated net revenue, in the first quarter of 2007.

Operating income of the mining segment in the first quarter of 2008 increased by 135.7% to $416.2 million, or 39.6% of total segment sales, compared to operating income of $176.6 million, or 30.6% of total segment sales, in the first quarter of 2007. EBITDA in the mining segment in the first quarter of 2008 increased by 158.6% to $512.9 million compared to EBITDA of $198.3 million in the first quarter of 2007.  The EBITDA margin in the mining segment was 48.8% for the first quarter of 2008, compared to 34.3% in the first quarter of 2007.

Steel Segment Results

US$ thousand	1Q 2008	1Q 2007(3)	Change Y-on-Y
Revenues from external customers	1,278,720	990,223	29.1%
Intersegment sales	66,172	22,398	195.4%
Operating income	197,825	130,708	51.3%
Net income	183,981	89,543	105.5%
EBITDA*	329,538	146,275	125.3%
EBITDA margin(4)	24.5%	14.5%	—

* See Attachment A.

(3) - 1Q 2007 results have been recalculated to reflect the separate reporting for the power segment.

(4) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output

Product	1Q 2008, thousand tonnes	1Q 2008 vs. 1Q 2007
Coke	917	- 4%
Pig iron	970	+ 4%
Steel	1,563	+ 5%
Rolled products	1,366	+ 7%
Hardware	183	+ 16%

Steel segment revenue increased by 29.1% in the first quarter of 2008 to $1.28 billion, or 54.9% of consolidated net revenue, from $990 million, or 69.8% of consolidated net revenue, in the first quarter of 2007.

Operating income for the steel segment in the first quarter of 2008 increased by 51.3 % to $197.8 million, or 14.7% of total segment sales, compared to operating income of $130.7 million, or 12.9% of total segment sales in the first quarter of 2007.  EBITDA for the steel segment for the first quarter 2008 increased by 125.3% to $329.5 million compared to segment EBITDA of $146.3 million in first quarter of 2007. The EBITDA margin for the steel segment was 24.5% in the first quarter of 2008 compared to 14.5% in the first quarter of 2007.

Power Segment Results

US$ thousand	1Q 2008	1Q 2007(5)	Change Y-on-Y
Revenues from external customers	193,448	19,108	912.4%
Intersegment sales	98,661	21,116	367.2%
Operating income	27,585	3,498	688.6%
Net income / (loss)	15,049	2,522	496.7%
EBITDA*	33,508	3,667	813.8%
EBITDA margin(6)	11.5%	9.1%	—

* See Attachment A.

(5) - 1Q 2007 results for the power segment were previously reported as part of the mining and steel segments.

(6) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Revenue from Mechel’s power segment in the first quarter of 2008 totaled $193.4 million, or 8.3% of consolidated net revenue, an increase of 912.4% compared to revenue from sales to external customers of $19.1 million or 1.3% of consolidated net revenue, in the first quarter of 2007.

Operating income for the power segment in the first quarter of 2008 was $27.6 million, or 9.4% of total segment revenues, an increase of 688.6% compared to operating income of $3.5 million, or 8.7% of total segment revenues, in the first quarter of 2007.  EBITDA for the power segment in the first quarter of 2008 increased by 813.8% to $33.5 million, compared to EBITDA of $3.7 million in the first quarter of 2007.  The EBITDA margin in the segment was 11.5% in the first quarter of 2008, compared to 9.1% in the first quarter of 2007.

Recent Highlights

•                  In June 2008, Mechel announced that a groundbreaking ceremony marking the commencement of railroad construction was held at the 60th kilometer landmark of Verhny Ulak Station of the Baikal-Amur Mainline together with Transstroy Engineering Corporation ZAO. This spur-track will connect the Elga deposit with the Baikal-Amur Mainline.  The total length of the railroad will be approximately 315 kilometers. The railroad’s design includes approximately 420 engineering structures, including 194 bridges. The railroad’s throughput capacity after completion of all construction stages will be approximately 25.0-30.0 million tonnes annually. Commissioning of the railroad for permanent operations is expected to commence before September 30, 2010.

•                  In July 2008, Mechel announced the signing of a contract between its Chelyabinsk Metallurgical Plant OAO (“CMP”) subsidiary and Danieli to supply technology and equipment to construct a rail and structural steel mill at CMP. The mill’s capabilities will enable low cost production of high quality railroad rails up to 100 meters in length using state-of-the-art technologies for steel rolling, hardening, straightening, finishing, and rail quality control and a wide range of other products with steady geometric section parameters and lower metal consumption due to its precision and thermal strengthening.

Financial Position

Capital expenditure on property, plant and equipment and acquisition of mineral licenses for the first quarter of 2008 amounted to $175.5 million, of which $41.2 million was invested in the mining segment, $126.9 million in the steel segment and $7.4 million in the power segment.

For the first quarter of 2008, Mechel spent $0.7 million on the acquisition of minority interests in subsidiaries.

As of March 31, 2008, total debt amounted to $3.2 billion. Cash and cash equivalents amounted to $145.4 million and net debt amounted to $3.0 billion (net debt is defined as total debt outstanding less cash and cash equivalents) as of March 31, 2008.

The management of Mechel will host a conference call today at 3:00 p.m. New York time (8:00 p.m. London time, 11:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations.  The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

To listen to the conference call via phone, please call the number below approximately 10 minutes prior to the scheduled time of the call, quoting Mechel, and the chairperson’s name, Alexander Tolkach.

Conference Call Phone Numbers:

US Toll: +1 913 312 1269

UK Toll Free:  0 800 051 7166

Russia Toll Free: 810 800 2544 1012

A replay of the call will be available until 11:59PM New York time on July 22nd.  To access, please dial, US: +1 719 457 0820; UK: 0 808 1011 153, Russia: 810 800 270 210 12.  From all areas, enter: 2498919# to access.

***

Mechel OAO

Alexander Tolkach

Head of International Relations & Investor Relations

Mechel OAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexander.tolkach@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

5

Attachments to the 2008 First Quarter Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Taxation, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, taxation, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated income statement. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	1Q 2008	1Q 2007
Net income	500,009	190,709
Add:
Depreciation, depletion and amortization	111,393	52,871
Interest expense	56,324	7,928
Income taxes	185,371	88,264
Consolidated EBITDA	853,097	339,772

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	1Q 2008	1Q 2007
Revenue, net	2,328,201	1,418,590
EBITDA	853,097	339,772
EBITDA margin	36.6%	24.0%

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share amounts)

	Notes	March 31, 2008	December 31, 2007
		(unaudited)
ASSETS
Cash and cash equivalents		$145,397	$236,779
Accounts receivable, net of allowance for doubtful accounts of $27,622 as of March 31 2008 and $26,781 as of December 31, 2007		480,767	341,756
Due from related parties		15,989	4,988
Inventories	4	1,131,345	993,668
Deferred cost of inventory in transit		9,180	13,190
Deferred income taxes		15,468	12,331
Prepayments and other current assets		763,320	633,993
Total current assets		2,561,466	2,236,705

Long-term investments in related parties		96,124	92,571
Other long-term investments		56,881	58,595
Intangible assets, net		7,978	7,408
Property, plant and equipment, net		3,952,629	3,701,762
Mineral licenses, net	6	2,178,151	2,131,483
Other non-current assets	7	68,241	67,918
Deferred income taxes		9,407	16,755
Goodwill		954,269	914,446
Total assets		$9,885,146	$9,227,643

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings and current portion of long-term debt	8	$993,387	$1,135,104
Accounts payable and accrued expenses:
Advances received		165,494	147,739
Accrued expenses and other current liabilities		222,549	144,083
Taxes and social charges payable		249,356	123,794
Unrecognized income tax benefits	13	76,915	79,211
Trade payable to vendors of goods and services		228,286	222,753
Due to related parties		4,397	3,596
Asset retirement obligation, current portion	9	5,995	5,366
Deferred income taxes		27,974	33,056
Deferred revenue		8,594	20,949
Pension obligations, current portion	10	66,636	63,706
Finance lease liabilities, current portion		12,767	11,708
Total current liabilities		2,062,350	1,991,065

Long-term debt, net of current portion	8	2,191,607	2,321,922
Asset retirement obligations, net of current portion	9	67,809	65,928
Pension obligations, net of current portion	10	284,229	266,660
Deferred income taxes		721,824	701,318
Finance lease liabilities, net of current portion		73,279	73,377
Other long-term liabilities		1,660	1,917
Minority interests		352,816	300,523

SHAREHOLDERS’ EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of March 31, 2008 and December 31, 2007)	12	133,507	133,507
Additional paid-in capital		415,070	415,070
Accumulated other comprehensive income		430,097	305,467
Retained earnings		3,150,898	2,650,889
Total shareholders’ equity		4,129,572	3,504,933
Total liabilities and shareholders’ equity		$9,885,146	$9,227,643

Consolidated Income Statements

(in thousands of U.S. dollars, except share and per share amounts)

	Three months ended March 31,
	Notes	2008	2007
		(unaudited)	(unaudited)
Revenue, net (including related party amounts of $21,326 and $22,110 during three months 2008 and 2007, respectively)	14	$2,328,201	$1,418,590
Cost of goods sold (including related party amounts of $9,684 and $49,111 during three months 2008 and 2007, respectively)		(1,244,779)	(873,453)

Selling, distribution and operating expenses:

Selling and distribution expenses		(295,955)	(121,813)
Taxes other than income tax		(21,526)	(34,678)
Accretion expense	9	(822)	(1,039)
Provision for doubtful accounts		(418)	(2,043)
General, administrative and other operating expenses		(122,562)	(83,075)
Total selling, distribution and operating expenses		(441,283)	(242,648)
Operating income		642,139	302,489

Gross profit		1,083,422	545,137
Income from equity investments		310	2,839
Interest income		4,937	1,076
Interest expense		(56,324)	(7,928)
Other income, net		3,871	(2,387)
Foreign exchange gain		128,776	9,278

Other income and (expense):
Total other income and (expense), net		81,570	2,878

Income tax expense		(185,371)	(88,264)
Minority interest in income of subsidiaries		(38,329)	(26,439)
Income before income tax, minority interest, discontinued operations and extraordinary gain		723,709	305,367
Income from continuing operations		500,009	190,664
Income from discontinued operations, net of tax		—	45

Net income		$500,009	$190,709
Currency translation adjustment		128,139	16,804
Change in pension benefit obligation		(2,049)	(28)
Adjustment of available-for-sale securities		(1,460)	2,591
Comprehensive income		$624,639	$210,076

Basic and diluted earnings per share:	12
Earnings per share from continuing operations		$1.20	$0.46
Income per share effect of discontinued operations		0.00	0.00
Net income per share		$1.20	$0.46

Dividends declared per share		$0.00	$0.00

Weighted average number of shares outstanding		416,270,745	416,270,745

Interim Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Three months ended March 31,
	2008	2007
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net income	$500,009	$190,711
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	86,285	48,535
Depletion and amortization	25,108	4,336
Foreign exchange gain	(128,776)	(9,278)
Deferred income taxes	(7,428)	(6,213)
Provision for doubtful accounts	418	2,043
Inventory write-down	115	1,506
Accretion expense	822	1,039
Minority interest	38,329	26,439
Gain on revaluation of trading securities	—	14,760
Change in undistributed earnings of equity investments	(310)	2,839
Non-cash interest on long-term tax and pension liabilities	5,479	1,245
Loss on sale of property, plant and equipment	2,207	4,812
Gain on sale of non-marketable securities	(1,664)	—
Amortization of syndicated loan origination fee	1,639	—
Income from discontinued operations	—	(45)
Gain on accounts payable with expired legal term	(858)	(6,347)
Gain on forgiveness of fines and penalties	—	(6,399)
Pension service cost and amortization of prior period service cost	2,472	1,029

Net change before changes in working capital	523,847	271,012
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	(130,261)	(75,756)
Inventories	(97,097)	(803)
Trade payable to vendors of goods and services	(2,399)	(29,759)
Advances received	12,938	60,732
Accrued taxes and other liabilities	187,797	39,775
Settlements with related parties	(10,322)	1,923
Current assets and liabilities of discontinued operations	—	30
Deferred revenue and cost of inventory in transit, net	(8,345)	16,496
Other current assets	(104,502)	(7,142)
Unrecognized income tax benefits	(3,322)	1,741

Net cash provided by operating activities	368,334	278,249

Cash Flows from Investing Activities
Investment in Prommet and subsidiaries	—	(4,181)
Acquisition of minority interest in subsidiaries	(726)	(15,577)
Proceeds from disposals of non-marketable securities	4,070	—
Proceeds from disposals of property, plant and equipment	976	848
Purchases of mineral licenses	(809)	(1,061)
Purchases of property, plant and equipment	(174,686)	(57,986)

Net cash used in investing activities	(171,175)	(77,957)

Interim Consolidated Statements of Cash Flows

(in thousands of U.S. dollars, except share amounts)

	Three months ended March 31,
	2008	2007
	(unaudited)	(unaudited)
continued from previous page

Cash Flows from Financing Activities
Proceeds from short-term borrowings	663,893	82,476
Repayment of short-term borrowings	(991,987)	(171,605)
Proceeds from long-term debt	29,549	4,971
Repayment of long-term debt	(2,083)	—
Repayment of obligations under finance lease	(6,260)	(2,416)
Net cash used in financing activities	(306,888)	(86,574)

Effect of exchange rate changes on cash and cash equivalents	18,347	2,097

Net (decrease) increase in cash and cash equivalents	(91,382)	115,815

Cash and cash equivalents at beginning of period	236,779	172,614
Cash and cash equivalents at end of period	$145,397	$288,429

Supplementary cash flow information:
Interest paid, net of amount capitalized	$(17,857)	$(4,250)
Income taxes paid	$(119,437)	$(103,022)

Non-cash Activities:
Net assets of subsidiaries contributed by minority shareholders in exchange for shares issued by subsidiaries	$—	$2,743
Acquisition of equipment under finance lease	$1,230	$11,935

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  July 14, 2008